UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  19)*

TEXAS REGIONAL BANCSHARES, INC.

(Name of Issuer)

CLASS A VOTING COMMON, $1.00 PAR VALUE PER SHARE

(Title of Class of Securities)

882673 10 6

(CUSIP Number)

04-26-05

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882673 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLEN E. RONEY

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,058,939 (including 95,938 shares subject to options that are exercisable within 60 days)

	6.	Shared Voting Power 1,054,539

	7.	Sole Dispositive Power 3,058,939 (including 95,938 shares subject to options that are exercisable within 60 days)

	8.	Shared Dispositive Power 1,054,539

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,113,478 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer TEXAS REGIONAL BANCSHARES, INC.
	(b)	Address of Issuer’s Principal Executive Offices 3900 North 10th Street, 11th Floor, McAllen, TX 78501

Item 2.
	(a)	Name of Person Filing GLEN E. RONEY
	(b)	Address of Principal Business Office or, if none, Residence 3900 North 10th Street, 11th Floor, McAllen, TX 78501
	(c)	Citizenship United States
	(d)	Title of Class of Securities CLASS A VOTING COMMON, $1.00 PAR VALUE PER SHARE
	(e)	CUSIP Number 882673 10 6

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

4,113,478 shares, including 194,638.7993 shares held for my benefit pursuant to the ESOP (defined below) and 95,938 shares that may be acquired pursuant to options exercisable within 60 days

(b) Percent of class: 8.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,058,939 (including 95,938 shares subject to options that are exercisable within 60 days)
(ii) Shared power to vote or to direct the vote: 1,054,539
(iii) Sole power to dispose or to direct the disposition of: 3,058,939 (including 95,938 shares subject to options that are exercisable within 60 days)
(iv) Shared power to dispose or to direct the disposition of: 1,054,539

Note:      This statement includes shares allocated to my account and held by the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (the “ESOP”).  I and two other individuals, Morris Atlas and Frank N. Boggus, serve as Co-Trustees of the trust created by the ESOP to hold assets created by the ESOP.  The ESOP gives the Trustees the power to vote unallocated shares and to direct the disposition of dividends and the proceeds from the sale of shares.  Plan participants have the power to vote shares allocated to their accounts.  The ESOP also gives the Trustees certain limited power to dispose of shares held pursuant to the ESOP, based on limitations and conditions as contained in the ESOP.  As of April 26, 2005, a total of 1,618,711 Class A Voting Common shares were held pursuant to the ESOP and a total of 10,789 Class A Voting Common shares have not been allocated to participant accounts.  The shares allocated to my account as an employee of Texas Regional Bancshares, Inc. and a participant in the ESOP at April 26, 2005 are included in this statement.  The unallocated shares in the ESOP at April 26, 2005 are also included in this statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

I disclaim beneficial ownership of 632,714 shares included in this statement.  These shares are held by the Texas State Bank Trust Department and as a member of the Trust Committee along with several other individuals, I have the power to vote the shares.  However, I do not have the right to receive, nor the right to proceeds from the sale of such securities.  In addition, I disclaim beneficial ownership of 10,789 shares included in this statement.  These are unallocated shares in the ESOP and as a Trustee, I have the power to vote these shares.  However, I do not have the right to receive, nor the right to proceeds from the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2005
Date
/s/ G.E. Roney
Signature
G.E. Roney
Name/Title